PRICING SUPPLEMENT dated May 20, 2008 (To Prospectus Supplement dated March 7, 2006 and Prospectus dated March 7, 2006)	Filed Pursuant to Rule 424(b)(3) Registration File No. 333-132201

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B
Principal-Protected 20Yr NC 1Yr Callable Leveraged CMS Spread Notes Due 2028

Capitalized terms used in this pricing supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement. To the extent terms of the Notes described in this pricing supplement are different from those described in the accompanying Prospectus or Prospectus Supplement, you should rely on the information in this pricing supplement.

Issuer’s Ratings: Aaa/AAA (Subject to change over the term of the Notes. The Notes themselves will not be credit rated.)

CUSIP: 89233PX50

Principal Amount (in Specified Currency): $10,000,000.  TMCC may increase the Principal Amount prior to the Original Issue Date but is not required to do so.
Issue Price: 100% of the Principal Amount
Trade Date: May 20, 2008
Original Issue Date: June 4, 2008
Stated Maturity Date: June 4, 2028

Initial Interest Rate:  From and including June 4, 2008 to but excluding June 4, 2009, the interest rate on the Notes is 11.00% per annum.
Interest Rate:  Unless we previously call the Notes, from and including June 4, 2009 (the “Initial Interest Reset Date”) to but excluding the Stated Maturity Date (the “Floating Interest Rate Period”), interest on the Notes will fluctuate and will be reset semi-annually at a per annum rate as specified under “Additional Terms of the Notes.” During the Floating Interest Rate Period, the interest rate on the Notes may equal but will not be less than zero.
Interest Payment Dates: Semi-annually, on each 4th of June and December, commencing on December 4, 2008

Return Amount:  At maturity, TMCC will repay 100% of the Principal Amount plus any accrued but unpaid interest, if the Notes are not called earlier by TMCC.

Net Proceeds to Issuer: 100% of the Principal Amount
Agent’s Discount or Commission: 0% of the Principal Amount. The Agent or its affiliate will enter into swap transactions with TMCC to hedge TMCC’s obligations under the Notes. The Agent and its affiliates expect to realize a profit in connection with these swap transactions. See “Use of Proceeds and Hedging.”

Agent: Nomura Securities International, Inc.
Agent’s Capacity: Principal

Calculation Agent: Nomura Global Financial Products Inc.
Day Count Convention: 30/360
Business Day Convention: Following (no adjustment for period end dates)

Issuer’s Call Option: TMCC may call the Notes, in whole but not in part, on each Call Date with 10 calendar days’ notice at a price of 100% of the Principal Amount plus accrued but unpaid interest.
Call Dates: Each Interest Payment Date from and including June 4, 2009 (the “First Call Date”) to and including December 4, 2027
Notice of Call: At least 10 calendar days’ prior notice

Original Issue Discount: Yes

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $1,000 increments thereafter
Form of Note: Book-entry only

The Issuer expects that delivery of the Notes will be made against payment therefore on the Original Issue Date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three Business Days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes more than three Business Days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement and should consult their own investment advisor.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from the accompanying prospectus and prospectus supplement and this pricing supplement to help you understand the Principal-Protected 20Yr NC 1Yr Callable Leveraged CMS Spread Notes Due 2028 (the “Notes”). You should carefully read the entire prospectus, prospectus supplement and pricing supplement to understand fully the terms of the Notes, as well as the principal tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should, in particular, carefully review the section entitled “Risk Factors,” which highlights a number of risks, to determine whether an investment in the Notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying prospectus supplement and prospectus.

What Are the Notes?

The Principal-Protected 20Yr NC 1Yr Callable Leveraged CMS Spread Notes Due 2028 are securities issued by TMCC that have a maturity of twenty years, unless we call the Notes for redemption. If not previously called by us, the Notes mature on June 4, 2028, and at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued but unpaid interest due at maturity. We may call the Notes, in whole but not in part, for mandatory redemption on any semi-annual Interest Payment Date beginning on the First Call Date. Following an exercise of our call right, you will receive on the related Call Date an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is 11.00% per annum. Unless we previously call the Notes, from and including the Initial Interest Reset Date to but excluding the Stated Maturity Date (the “Floating Interest Rate Period”), the interest rate on the Notes will fluctuate and will be reset semi-annually at a per annum rate equal to the greater of (i) 25 multiplied by an amount equal to the constant maturity swap rate (the “CMS Rate”) with an index maturity of 30 years (“30CMS”) minus the CMS Rate with an index maturity of 10 years (“10CMS”) and (ii) 0.00%. During the Floating Interest Rate Period, the interest rate on the Notes may equal but will not be less than zero.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with its other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rates applicable to semi-annual Interest Calculation Periods (as defined below) beginning on or after the Initial Interest Reset Date will fluctuate and may be zero. During these Interest Calculation Periods, the interest rate is based on the difference between a 30-year constant maturity swap rate and a 10-year constant maturity swap rate (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

You may transfer the Notes only in minimum denominations of US$10,000 and integral multiples of US$1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by the Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the Notes by individual investors. Accountholders in the Euroclear or Clearstream clearance systems may hold beneficial interests in the Notes through the accounts that each of these systems maintains as a participant in DTC. You should refer to the section “Description of the Notes—Book-Entry Notes” in the accompanying prospectus supplement and the section “Description of Debt Securities—Global Securities” in the accompanying prospectus for further information.

Will I Receive Interest on the Notes?

Any interest payable on the Notes will be paid in cash semi-annually on each June 4 and December 4, commencing December 4, 2008 and ending on the Stated Maturity Date or any earlier date upon which the Notes are called. We refer to each of these semi-annual payment dates as an “Interest Payment Date” and each six-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the Stated Maturity Date or any earlier date upon which the Notes are called as an “Interest Calculation Period.” For Interest Calculation Periods beginning on or after the Initial Interest Reset Date, the interest rate will be reset on the second New York Business Day prior to the beginning of the applicable Interest Calculation Period, which day we refer to as an “Interest Determination Date.” During each Interest Calculation Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is 11.00% per annum. Unless we previously call the Notes, during the Floating Interest Rate Period, the per annum interest rate for each semi-annual Interest Calculation Period will equal the greater of (i) 25 multiplied by an amount equal to 30CMS minus 10CMS, each as reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable Interest Determination Date, which difference we refer to as the “CMS Spread,” and (ii) 0.00%.

If 30CMS is less than or equal to 10CMS on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Calculation Period to which that Interest Determination Date applies. As a result, interest payments could be zero beginning on the Initial Interest Reset Date. Additionally, if the CMS Spread on any Interest Determination Date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If we call the Notes, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes. You should refer to the sections “Risk Factors” and “Additional Terms of the Notes—Interest” in this pricing supplement for further information.

What Will I Receive at Maturity of the Notes?

At maturity, unless your Notes have been previously called by us, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest.

What Will I Receive if TMCC Calls the Notes?

We may call the Notes, in whole but not in part, for mandatory redemption on any Interest Payment Date beginning on the First Call Date upon not less than ten calendar days’ notice to holders of the Notes in the manner described in the section “Additional Terms of the Notes—Issuer’s Call Option” in this pricing supplement. If we exercise our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest.

What Will I Receive if I Sell the Notes Prior to Call or Maturity?

You will receive 100% of the principal amount of your Notes only if you hold the Notes on the Stated Maturity Date or on a Call Date. If you choose to sell your Notes before the Notes are called or mature, you are not guaranteed and should not expect to receive the full principal amount of the Notes you sell. You should refer to the section “Risk Factors—The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “—The Notes Will Not Be Listed; You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Has the CMS Spread Been Historically?

We have provided a chart showing the historical values of the CMS Spread since 2003. You can find this chart in the section “Additional Terms of the Notes—Historical Data on the CMS Spread” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the relevant CMS Rates in recent years. However, past performance is not indicative of the future performance of the CMS Spread. You should also refer to the section “Risk Factors—The Historical Performance of the CMS Spread Is Not an Indication of the Future Performance of the CMS Spread” in this pricing supplement.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The Notes will be treated by TMCC as contingent payment debt instruments. Special U.S. federal income tax rules apply to contingent payment debt instruments. Under these rules, a U.S. Holder of the Notes (as defined below) will be required to accrue interest income on the Notes regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting and may be required to include interest in taxable income in excess of interest payments actually received in a taxable year. In addition, upon the sale, exchange or other disposition of a Note, a U.S. Holder generally will be required to treat any gain recognized upon disposition of the Note as ordinary income, rather than capital gain. You should refer to the section “United States Federal Income Taxation” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The Notes will not be listed on any exchange.

What Is the Role of Nomura Global Financial Products Inc.?

Nomura Global Financial Products Inc., an affiliate of the Agent, will act as calculation agent for the Notes.

Are There Any Risks Associated With My Investment?

Yes, the Notes are subject to a number of risks. Please refer to the section “Risk Factors” in this pricing supplement.

ADDITIONAL TERMS OF THE NOTES

The description in this pricing supplement of the particular terms of the Principal-Protected 20Yr NC 1Yr Callable Leveraged CMS Spread Notes Due 2028 supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the registered notes set forth in the accompanying prospectus and prospectus supplement.

General

The Notes are callable securities issued by TMCC that have a maturity of twenty years. If not previously called by us, at maturity, you will receive an amount in cash equal to your initial investment in the Notes plus any accrued but unpaid interest due at maturity. From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is 11.00% per annum. Unless we previously call the Notes, during the Floating Interest Rate Period, the interest rate on the Notes will fluctuate and will be reset semi-annually at a per annum rate equal to the greater of (i) 25 multiplied by the CMS Spread and (ii) 0.00%.  During the Floating Interest Rate Period, the interest rate on the Notes may equal but will not be less than zero.

If not previously called by us, the Notes mature on the Stated Maturity Date. We may call the Notes, in whole but not in part, for mandatory redemption on any semi-annual Interest Payment Date beginning on the First Call Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest. The Notes do not provide for any redemption at your option prior to maturity.

The Notes are unsecured general obligations of TMCC. The Notes rank equally with TMCC’s other unsecured and unsubordinated indebtedness from time to time outstanding.

The Notes are not a suitable investment for investors who require regular fixed income payments because the interest rate applicable to semi-annual Interest Calculation Periods beginning on or after the Initial Interest Reset Date will fluctuate and may be zero. During these Interest Calculation Periods, the interest rate is based on the difference between 30CMS and 10CMS (as more fully described below). Constant maturity swap rates represent the fixed rate that is to be paid in a fixed for floating interest rate swap in exchange for a floating three-month-LIBOR-based rate for a specified period of time. The Notes may be an appropriate investment for investors expecting long-term interest rates, as represented by 30CMS, to exceed medium-term interest rates, as represented by 10CMS, throughout the term of the Notes.

Payment at Maturity

Unless your Notes have been previously called by us, at maturity you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest.

Interest

Interest on the Notes will accrue from the Original Issue Date, and any interest payable on the Notes will be paid in cash semi-annually on June 4 and December 4 of each year, beginning on December 4, 2008 and ending on the Stated Maturity Date or any earlier date upon which the Notes are called, each of which is referred to as an Interest Payment Date. Each six-month period from and including an Interest Payment Date to but excluding the next Interest Payment Date, the Stated Maturity Date or any earlier date upon which the Notes are called, is an Interest Calculation Period. For Interest Calculation Periods beginning on or after the Initial Interest Reset Date, the interest rate will be determined on the second New York Business Day prior to the beginning of the applicable Interest Calculation Period, each of which is referred to as an “Interest Determination Date.” During each Interest Calculation Period, interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

From and including the Original Issue Date to but excluding the Initial Interest Reset Date, the interest rate on the Notes is 11.00% per annum.  Unless called by us, during the Floating Interest Rate Period, the Notes bear interest during each semi-annual Interest Calculation Period at a per annum rate equal to the greater of (i) 25 multiplied by an amount equal to 30CMS minus 10CMS, each as reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) at 11:00 am (New York City time) on the applicable Interest Determination Date, which difference is referred to as the “CMS Spread” and (ii) 0.00%.

If the difference between 30CMS and 10CMS is less than or equal to 0.00% on an Interest Determination Date, then no interest will accrue on the Notes for the Interest Calculation Period to which that Interest Determination Date applies. As a result, interest payments could be zero beginning on the Initial Interest Reset Date. Additionally, if the CMS Spread on any Interest Determination Date results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity, the Notes are more likely to be called. If TMCC calls the Notes, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes. You should refer to the section “Risk Factors” for further information.

Determination of the CMS Spread

If a rate for 30CMS or 10CMS is not reported on Reuters page “ISDAFIX1” (or any successor page as determined by the Calculation Agent) on any New York Business Day on which the rate for 30CMS and 10CMS is required, then the Calculation Agent shall request the principal New York office of five leading swap dealers in the New York City interbank market selected by the Calculation Agent to provide quotations, at approximately 11:00 a.m., New York City time, on such New York Business Day, for the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. Dollar interest rate swap transaction with a term of 30 years or 10 years, as the case may be, commencing on such New York Business Day and in a representative amount with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months.  If at least three quotations are provided, 30CMS or 10CMS, as the case may be, for that New York Business Day will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest).  If fewer than three quotations are provided as requested, the rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

Issuer’s Call Option

We may call the Notes, in whole but not in part, for mandatory redemption on any Interest Payment Date beginning on the First Call Date, upon not less than ten calendar days’ notice to holders of the Notes in the manner described below. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued but unpaid interest. All amounts that may otherwise be payable following the Call Date shall cease to be payable. Notwithstanding the foregoing, all payments due on the Call Date shall be made in full regardless of any call of the Notes by the Issuer.

So long as the Notes are represented by global securities and are held on behalf of DTC, call notices and other notices will be given by delivery to DTC. If the Notes are no longer represented by global securities and are not held on behalf of DTC, call notices and other notices will be published in a leading daily newspaper in the City of New York, which is expected to be The Wall Street Journal.

Redemption at the Option of the Holder

The Notes are not subject to any redemption at the option of any holder prior to maturity.

Calculation Agent

Nomura Global Financial Products Inc. will act as the Calculation Agent for the Notes. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the holders of Notes.  TMCC may appoint a different Calculation Agent from time to time after the date of this pricing supplement without the consent of or notifying the holders of the Notes.

Hypothetical Interest Payment Examples

The examples below show for illustrative purposes the hypothetical semi-annual interest payments to be made during the period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are on an investment of US$1,000 principal amount of the Notes during that period of the term of the Notes for which the interest rate will be based on the CMS Spread. The hypothetical interest rates and, accordingly, the hypothetical semi-annual interest payments shown below are based on various hypothetical CMS Spread values.

Example	Hypothetical CMS Spread(1)	Hypothetical Interest Rate per annum(2)	Hypothetical Semi-Annual Interest Payment(3)
1	-1.00%	0.00%	$0.00
2	-0.90%	0.00%	$0.00
3	-0.80%	0.00%	$0.00
4	-0.70%	0.00%	$0.00
5	-0.60%	0.00%	$0.00
6	-0.50%	0.00%	$0.00
7	-0.40%	0.00%	$0.00
8	-0.30%	0.00%	$0.00
9	-0.20%	0.00%	$0.00
10	-0.10%	0.00%	$0.00
11	0.00%	0.00%	$0.00
12	0.10%	2.50%	$12.50
13	0.20%	5.00%	$25.00
14	0.30%	7.50%	$37.50
15	0.40%	10.00%	$50.00
16	0.50%	12.50%	$62.50
17	0.60%	15.00%	$75.00
18	0.70%	17.50%	$87.50
19	0.80%	20.00%	$100.00
20	0.90%	22.50%	$112.50
21	1.00%	25.00%	$125.00

(1)	Hypothetical CMS Spread (30CMS – 10CMS) on the second New York Business Day prior to the beginning of the applicable Interest Calculation Period.

(2)
Hypothetical Interest Rate (per annum) for the applicable Interest Calculation Period = the greater of (25 * CMS Spread) and 0%. The per annum rate applicable to a particular Interest Calculation Period is not indicative of the rate for future Interest Calculation Periods.

(3)	Hypothetical Semi-Annual Interest Payment on the Note = Hypothetical Interest Rate ÷ 2 * US$1,000.

Historical Data on the CMS Spread

The following table sets forth, for illustrative purposes and for each of the periods indicated, the high and the low values of the CMS Spread as reported on Reuters. Any historical upward or downward trend in the CMS Spread during any period set forth below is not any indication that the CMS Spread is more or less likely to increase or decrease at any time over the term of the Notes and may make the Interest Rate beginning on the First Interest Reset Date difficult to predict. The historical CMS Spread should not be taken as an indication of the future CMS Spread or the future performance of 30CMS and 10CMS during the term of the Notes or the potential future value of the Notes.

	CMS Spread High	Low
2003
Quarter
First	0.963%	0.770%
Second	1.028%	0.793%
Third	0.969%	0.642%
Fourth	0.843%	0.676%
2004
Quarter
First	0.887%	0.707%
Second	0.848%	0.544%
Third	0.721%	0.592%
Fourth	0.713%	0.591%
2005
Quarter
First	0.585%	0.293%
Second	0.413%	0.296%
Third	0.300%	0.198%
Fourth	0.242%	0.133%
2006
Quarter
First	0.180%	-0.010%
Second	0.150%	0.059%
Third	0.137%	0.057%
Fourth	0.158%	0.108%
2007
Quarter
First	0.232%	0.118%
Second	0.218%	0.133%
Third	0.278%	0.145%
Fourth	0.361%	0.208%
2008
Quarter
First	0.629%	0.349%
Second (through May 20)	0.551%	0.407%

The CMS Spread at 11:00 a.m. (New York City time) on May 20, 2008, was 0.476%.

The following graph shows for illustrative purposes the CMS Spread in the period from January 2, 2003 through May 20, 2008 using historical data obtained from Reuters. Past movements of the CMS Spread are not indicative of future values of the CMS Spread.

RISK FACTORS

Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes.  An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in 30CMS and 10CMS, and other events that are difficult to predict and beyond TMCC’s control.  Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Investors Are Subject to the Credit Risk of TMCC.

The credit ratings assigned to TMCC represent the rating agencies’ opinion regarding its credit quality, are subject to change and are not a guarantee of quality.  Rating agencies attempt to evaluate the safety of principal and interest payments and do not evaluate the risks of fluctuations in market value.  Therefore, the ratings assigned to TMCC may not fully reflect the true risks of an investment in the Notes.

The Amount of Interest Payable on the Notes During the Floating Interest Rate Period Will Vary and May Be Zero.

Because 30CMS and 10CMS fluctuate, the CMS Spread will fluctuate.  During the Floating Interest Rate Period, if the CMS Spread is less than or equal to zero (that is, if 30CMS is less than or equal to 10CMS) on an Interest Determination Date, no interest will be payable for the related Interest Calculation Period. Furthermore, unless the Notes are called, the interest rate that is determined on such date will apply to the entire Interest Calculation Period immediately following such date even if the CMS Spread increases during that Interest Calculation Period.

The Notes May Be Called at Our Option, Which Limits Your Ability to Accrue Interest Over the Full Term of the Notes.

We may call all of the Notes for payment on any Call Date. If we call the Notes, you will receive only the principal amount of your investment in the Notes and any accrued but unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the Stated Maturity Date of the Notes.

The Relative Values of 30CMS and 10CMS Will Affect Our Decision to Call the Notes.

It is more likely that we will call the Notes prior to the Stated Maturity Date if the CMS Spread results in interest accruing on the Notes at a rate greater than that which would be payable on a conventional, fixed-rate debt security of TMCC of comparable maturity. If we call the Notes prior to the Stated Maturity Date, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the Notes.

During the Floating Interest Rate Period, the Yield on the Notes May Be Lower Than the Yield on a Conventional Debt Security of Comparable Maturity.

Unless previously called by TMCC, during the Floating Interest Rate Period the Notes will bear interest at a rate equal to the product of 25 and the CMS Spread.  During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.00% with respect to any Interest Calculation Period for which the CMS Spread is less than or equal to 0.00%.  As a result, the effective yield on the Notes may be less than that which would be payable on a conventional, fixed-rate, callable debt security of TMCC of comparable maturity.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest.

We believe that the value of the Notes in any secondary market will be affected by the supply of and demand for the Notes, the CMS Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

The CMS Spread.  We expect that the market value of the Notes at any time will depend on whether and to what degree 30CMS is greater than 10CMS. In general, we expect that a decrease in the CMS Spread will cause a decrease in the market value of the Notes because the interest, if any, payable on the Notes is at times based on the CMS Spread. Conversely, in general, we expect that an increase in the CMS Spread will cause an increase in the market value of the Notes. However, an increase in the CMS Spread may increase the likelihood of the Notes being called.

The CMS Spread will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the London interbank market in particular.

Volatility of the CMS Spread.  Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of the CMS Spread changes, the market value of the Notes may change.

Call Feature.  Our ability to call the Notes prior to the Stated Maturity Date is likely to limit their value. If we did not have the right to call the Notes, their value could be significantly different.

Interest Rates. We expect that the market value of the Notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the Notes may decrease, and if U.S. interest rates decrease, the market value of the Notes may increase.

TMCC’s Credit Rating, Financial Condition and Results.  Actual or anticipated changes in our credit ratings or financial condition may affect the market value of the Notes.

The Historical Performance of the CMS Spread Is Not an Indication of the Future Performance of the CMS Spread.

The historical performance of the CMS Spread should not be taken as an indication of the future CMS Spread during the term of the Notes. Changes in the relative values of 30CMS and 10CMS will affect the trading price of the Notes, but it is impossible to predict whether the relative values of 30CMS and 10CMS will rise or fall and whether the CMS Spread will rise or fall.

The Notes Will Not Be Listed; You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop.

The Notes have not been and will not be listed on any exchange. There is currently no secondary market for the Notes. The Agent currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the Notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive. Where the Agent does purchase Notes, the bid/offer spread in most cases may be wider than corporate and agency bonds bearing fixed interest rates.  Due to the above factors, 100% of the principal amount is only protected at maturity.  There is a risk that investors may receive substantially less than 100% should they wish to sell prior to maturity.

Inclusion of Commissions and Projected Profit from Hedging Is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Agent is willing to purchase Notes in secondary market transactions will likely be lower than the Issue Price, because the Issue Price included, and secondary market prices are likely to exclude, the projected profit included in the cost of hedging the obligations under the Notes.  In addition, any such prices may differ from values determined by pricing models used by the Agent, as a result of dealer discounts, mark-ups or other transaction costs.

Trading by Us and Our Affiliates or by the Agent and its Affiliates in the U.S. Dollar Swap Rate Market May Impair the Value of the Notes.

The Agent and certain of its affiliates are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents, and therefore at any given time may be a party to one or more transactions related to the 30CMS or 10CMS. In addition, we, the Agent or one or more of our respective affiliates may hedge our exposure under the Notes by entering into various transactions. Any of those parties may adjust these hedges at any time and from time to time. Trading and hedging activities or other financial activity by the Agent or its affiliates may have a material adverse effect on the spread between 30CMS and 10CMS and make it less likely that you will receive a return on your investment in the Notes. It is possible that we, the Agent. or our respective affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Conflicts of Interest.

The Agent or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or each of the components making up the CMS Spread specifically. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the market value of the Notes.  Nomura Global Financial Products Inc. is an affiliate of Nomura Securities International, Inc.; therefore, a potential conflict of interest may exist with Nomura Global Financial Products Inc. acting as Calculation Agent.

We Will Treat the Notes as Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.

You should also consider the tax consequences of investing in the Notes. We intend to treat the Notes as obligations subject to the Treasury Regulations governing contingent payment debt instruments, as described in the section of this pricing supplement called “United States Federal Income Taxation.”  Under this treatment, if you are a U.S. taxable investor, you will generally be subject to annual income tax based on the comparable yield (as defined in this pricing supplement), subject to certain adjustments. In addition, any gain recognized on the sale, exchange or retirement of the Notes (including at maturity) generally will be treated as ordinary income. If you are a non-U.S. investor, you may be subject to federal withholding tax unless certain certification procedures are satisfied. Please read carefully the section of this pricing supplement called “United States Federal Income Taxation.”

UNITED STATES FEDERAL INCOME TAXATION

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to an initial holder of Notes who purchases the Notes at their “issue price” for cash and who holds the Notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).  This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to a holder of Notes in light of its particular circumstances or to a holder of Notes that is subject to special treatment under the U.S. federal income tax laws, such as:

•	a financial institution;
•	a regulated investment company;
•	a real estate investment trust;
•	a tax-exempt entity;
•	a dealer or trader that is subject to a mark-to-market method of tax accounting with respect to the Notes;
•	a person holding the Notes as part of a hedging transaction, ‘‘straddle,’’ conversion transaction, or integrated transaction, or who has entered into a ‘‘constructive sale’’ with respect to the Notes;
•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar; or
•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  Holders are urged to consult their tax advisers concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies only to a “U.S. Holder” of Notes.  A “U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a citizen or resident of the United States;
•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

TMCC intends to treat the Notes as obligations subject to the Treasury Regulations governing contingent payment debt instruments, and the discussion herein assumes this treatment.  Under this treatment, the Notes will generally be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and a U.S. Holder will be required to accrue as interest income the OID on the Notes as described below.  Holders should consult their own tax advisers as to this treatment and as to whether an alternative characterization is available.

TMCC is required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which TMCC could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Based on information furnished to TMCC by the Calculation Agent, the “comparable yield” is an annual rate of 5.9875%, compounded semi-annually.

Solely for purposes of determining the amount of interest income that a U.S. Holder will be required to accrue, TMCC is also required to construct a “projected payment schedule” in respect of the Notes representing a series of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  Based on the comparable yield for the Notes, the “projected payment schedule” per $1,000 principal amount Note is set forth in the following table:

Interest Payment Date	Projected Payment Per $1,000 Principal Amount
December 4, 2008	$55.00
June 4, 2009	$55.00
December 4, 2009	$46.19
June 4, 2010	$41.71
December 4, 2010	$38.55
June 4, 2011	$35.94
December 4, 2011	$33.81
June 4, 2012	$31.94
December 4, 2012	$30.28
June 4, 2013	$28.82
December 4, 2013	$27.51
June 4, 2014	$26.28
December 4, 2014	$25.49
June 4, 2015	$24.74
December 4, 2015	$24.06
June 4, 2016	$23.42
December 4, 2016	$22.79
June 4, 2017	$22.20
December 4, 2017	$21.64
June 4, 2018	$21.11
December 4, 2018	$20.58
June 4, 2019	$20.05
December 4, 2019	$19.54
June 4, 2020	$19.02
December 4, 2020	$18.52
June 4, 2021	$19.51
December 4, 2021	$20.48
June 4, 2022	$21.43
December 4, 2022	$22.37
June 4, 2023	$23.28
December 4, 2023	$24.15
June 4, 2024	$24.99
December 4, 2024	$25.81
June 4, 2025	$26.60
December 4, 2025	$27.38
June 4, 2026	$28.09
December 4, 2026	$29.32
June 4, 2027	$30.50
December 4, 2027	$31.64
June 4, 2028	$1,031.22

Neither the comparable yield nor the projected payment schedule constitutes a representation by TMCC regarding the actual amounts, if any, that will be paid on the Notes.

For U.S. federal income tax purposes, a U.S. Holder is required to use the above determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of a Note, unless the U.S. Holder timely discloses and justifies the use of other estimates to the Internal Revenue Service (the “IRS”).  Regardless of a U.S. Holder’s accounting method, it will be required to accrue as interest income OID on the Notes at the comparable yield, adjusted upward or downward in each year to reflect the difference between actual and projected payments with respect to the Notes (as discussed below).

Accordingly, subject to a sale, exchange or retirement of the Notes, a U.S. Holder will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including the Stated Maturity Date of the Notes, that equals:

•
the product of (i) the adjusted issue price of the Notes (as defined below) as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

•	divided by the number of days in the accrual period; and
•	multiplied by the number of days during the accrual period that the U.S. Holder held the Notes.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described below) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of any prior payments) with respect to the Note.

In addition, a U.S. Holder will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in that year (a “net positive adjustment”) and will be adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest a U.S. Holder otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all previous interest inclusions under the Notes over (ii) the total amount of the holder’s net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of  such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at its maturity), a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and the holder’s adjusted tax basis in the Note.  A U.S. Holder’s adjusted tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by the holder (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Note.  A U.S. Holder generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and the balance as capital loss.  These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if a U.S. Holder recognizes a loss above certain thresholds, the holder may be required to file a disclosure statement with the IRS.  U.S. Holders are urged to consult their tax advisers regarding these limitations and reporting obligations.

Tax Consequences to Non-U.S. Holders

The following discussion applies only to a “Non-U.S. Holder” of Notes. A “Non-U.S. Holder” is, for U.S. federal income tax purposes, a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a nonresident alien fiduciary of a foreign estate or trust.

“Non-U.S. Holder” does not include an individual present in the United States for 183 days or more in the taxable year of disposition.  Such an individual is urged to consult his or her own tax adviser regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of a Note.

Payments to a Non-U.S. Holder on the Notes, and any gain realized on a sale, exchange or retirement of the Notes (including at maturity), will be exempt from U.S. federal income tax (including withholding tax) provided generally that the holder has fulfilled the certification requirement described below and these amounts are not effectively connected with the holder’s conduct of a U.S. trade or business.

The certification requirement referred to in the preceding paragraph will be fulfilled if a Non-U.S. Holder certifies on IRS Form W-8BEN, under penalties of perjury, that the holder is not a United States person and provides its name and address and otherwise satisfies applicable requirements.

If a Non-U.S. Holder is engaged in a U.S. trade or business and if the income or gain on the Note, if any, is effectively connected with the holder’s conduct of that trade or business, although exempt from the withholding tax discussed above, the holder will generally be subject to regular U.S. income tax on that income or gain in the same manner as if the holder were a U.S. Holder, except that in lieu of the certificate described in the preceding paragraph, the holder will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding.  Non-U.S. Holders to which this paragraph applies are urged to consult their tax advisers regarding other U.S. tax consequences of the ownership and disposition of the Notes, including the possible imposition of a 30% branch profits tax if the Non-U.S. Holder is a corporation.

Backup Withholding and Information Reporting

Interest or OID paid or accrued on a Note and the proceeds received from a sale, exchange or retirement of a Note (including at its maturity) will generally be subject to information reporting if a holder is not an “exempt recipient” (such as a corporation) and may also be subject to backup withholding at the rates specified in the Code if a holder fails to provide certain identifying information (such as an accurate taxpayer identification number, in the case of a U.S. Holder) or meet certain other conditions.  A Non-U.S. Holder that complies with the certification procedures described in the preceding section will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

PLAN OF DISTRIBUTION

Subject to the terms and conditions set forth in an Appointment Agreement dated September 25, 2006 and an Appointment Agreement Confirmation dated May 20, 2008 (collectively, the “Appointment Agreement”) between TMCC and Nomura Securities International, Inc. (“Nomura”), Nomura, acting as principal, has agreed to purchase and TMCC has agreed to sell the notes identified herein.  Under the terms and conditions set forth in the Third Amended and Restated Distribution Agreement dated March 7, 2006, between TMCC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Morgan Stanley & Co. Incorporated and Toyota Financial Services Securities USA Corporation, as amended from time to time, incorporated by reference in the Appointment Agreement, Nomura is committed to take and pay for all of the Notes offered hereby, if any are taken.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying prospectus supplement.

To provide a hedge to TMCC, an affiliate of Nomura Securities International Inc. will enter into a swap agreement with TMCC. Under the swap agreement, TMCC will make floating rate payments linked to the London interbank offered rate in respect of a notional principal amount equal to the aggregate principal amount of the Notes during the term of the Notes in exchange for receiving payments equal to interest due in respect of the Notes from the affiliate of Nomura Securities International, Inc.